NO ACT

DC
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040687

Received SEC
FEB 22 2008
Washington, DC 20549

February 22, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2008

Ross A. Hyams
Associate General Counsel
and Assistant Secretary
Covance Inc.
210 Carnegie Center
Princeton, NJ 08540-6233

Re: Covance Inc.
Incoming letter dated December 28, 2007

Dear Mr. Hyams:

This is in response to your letters dated December 28, 2007 and January 14, 2008 concerning the shareholder proposal submitted to Covance by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

COVANCE.
THE DEVELOPMENT SERVICES COMPANY

Ross A. Hyams
Associate General Counsel
and Assistant Secretary

ross.hyams@covance.com

Covance Inc.
210 Carnegie Center
Princeton, New Jersey
08540-6233
Tel: 609/452-4495
Fax: 609/452-9865

RECEIVED
2007 DEC 31 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2007

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Covance Inc. (File No.: 1-12213)
Stockholder Proposal re Creation of Environmental Enrichment Committees**

Ladies and Gentlemen:

On behalf of Covance Inc., a Delaware corporation (the "Company"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2008 Annual Meeting.

The Company believes it is proper and intends to omit the enclosed stockholders' proposal regarding the creation of environmental enrichment committees (the "Proposal") submitted on behalf of People for Ethical Treatment of Animals (the "Proponents") from its proxy materials pursuant to Rule 14a-8(f) as promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, due to the fact the Company has substantially implemented the Proposal.

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal.... [It] is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). As discussed below, the Company has established and utilized environmental enrichment committees which address each element of the Proposal, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

When a company can demonstrate that it already has adopted policies or taken actions to implement the essential subject matter of a shareholder proposal, the SEC has consistently concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996). Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's actions in order for the stockholder's proposal to be excluded. *Exchange Act Release No. 20091* (August 16, 1983). The Staff will consider a proposal to be substantially implemented under Rule 14a-8(i)(10) in cases where a company has already established procedures that relate to the subject matter of the proposal or in cases where the company has implemented the essential objectives of the proposal. *See The Talbots Inc.* (Apr. 5, 2002) (permitting the exclusion of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct); *The Gap, Inc.* (Mar. 16, 2001) (permitting the exclusion of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); *Kmart Corporation* (Feb. 23, 2000); *Nordstrom, Inc.* (Feb. 8, 1995).

The Proponent's Proposal requests that the Board issue a report on "the feasibility of establishing environmental enrichment committees at the Company's laboratories to foster quality standards of care for animals. The environmental enrichment committees would focus on: i) the needs of different species of animals; ii) available alternatives to painful experiments on animals; iii) the animals' psychological social and behavioral needs; and iv) regular reviews and evaluations of, and accountability for, the foregoing."

Committees that foster quality standards of care for animals have been established at each of the Company's laboratories. At each of its laboratories in the United States and Germany an Institutional Animal Care and Use Committee ("IACUC") has been appointed. Regulations promulgated by the U.S. Department of Agriculture require all registered research institutions appoint an IACUC of no less than three members, including a veterinarian, to serve as the agent of the research facility that assures that the facility is in full compliance with the [Animal Welfare] Act." Each IACUC also includes a member who is not affiliated with the Company to represent community interests in the proper care and treatment of animals. As noted in the Office of Laboratory Animal Welfare of the national Institutes of Health ("OLAW") Institutional Animal Care and Use Committee Guidebook, "the goal of each IACUC is to ensure the humane care and use of animals used in research, and compliance with guidelines and regulations, while maintaining flexibility to best meet the unique needs of the institution. Active participation by research scientists allows for the scientific needs of research investigators to be considered; participation by non-affiliated members incorporates a public conscience; and the involvement of veterinarians ***ensures appropriate medical care and animal well being***." (emphasis added). In the Company's only other animal research laboratory, located in the United Kingdom laboratory, an Animal Welfare Committee has been appointed to comply with the Animals (Scientific Procedures) Act 1986 and fulfills similar functions as the IACUCs described above. *See, Animals (Scientific Procedures) Act 1986.*

The Committees focus on the needs of different species of animals and the animals' psychological social and behavioral needs. The "Guide for the Care and Use of Laboratory Animals" (the "Guide") published by the National Research Council and utilized by the Company's IACUC's states that the "proper housing and management of animal facilities are essential to animal well being, the quality of research data and teaching or testing programs in which animals are used. . . " It provides that a good management program provides the environment, housing, and care that permit animals to grow, mature, reproduce and maintain good health; provides for their well being; and minimizes variations that can affect research results." The IACUC is responsible for the review and approval of housing systems and must approve any variations from the Guide's recommendations. The Guide provides recommendations for increasing the complexity of structural environment, addressing the social environment of animals, and promoting the expression of species typical activity. The IACUC's mandate also specifically encompasses the environmental enrichment of different species of animals. There are different regulatory requirements for attention to the behavioral management of laboratory animals depending on the species which requirements are overseen by the IACUC. For instance, the animal welfare regulations require that facilities develop, document and follow a plan for environmental enhancement adequate to promote the psychological well being of non-human primates addressing: the social needs of non-human primates; environmental enrichment of the primary enclosure; and special needs of certain classes of primates. With respect to dogs, the regulations require that facilities develop, document and follow a plan for providing dogs with the opportunity to exercise which plan must stipulate the specific exercise opportunities for dogs housed individually as well as dogs housed in groups and identify the methods, frequency and duration of the opportunity for exercise. As it is the IACUC's responsibility to ensure compliance with all of these regulations the IACUC meets the Proposal's request of a focus on the environmental enrichment of the different species. In the Company's United Kingdom laboratory an Animal Welfare Committee has been appointed to comply with the Animals (Scientific Procedures) Act 1986 and fulfills similar functions as the IACUCs described above.

The Committees focus on available alternatives to painful experiments on animals. The animal welfare regulations require research institutions to ensure that investigators have appropriately considered alternatives to procedures that can cause more than slight or momentary pain or distress in animals. *9 CFR 2.31(d).* In reviewing study protocols where pain or distress may be involved the IACUC is charged with considering alternatives and, in the absence of alternatives, refining studies to reduce or remove pain or distress. *9 CFR 2.31(d).* In the United Kingdom, the Animal Welfare Committee meets monthly to consider husbandry, environmental enrichment and compliance issues impacting on animal welfare and the potential for reduction and replacement of animal studies. The Committees thus satisfy this element of the Proposal.

The Committees fulfill the Proposals' requirement of regular reviews and evaluations of the above standards. Each IACUC is mandated to perform semi-annual program evaluations as a means of overseeing the animal care and use program. In its semi-annual reports the IACUC must advise of the status of the institution's compliance, establish plans and schedules for correcting deficiencies necessary to either maintain or achieve compliance, and make recommendations regarding any aspect of the institutional animal program, facilities, or personnel training. *9 CFR 2.31(c).* In addition, the IACUC must review or pre-approve, or require modifications in, components of proposed activity related to the care and use of animals. *9 CFR 2.31(c)(7).* The IACUC is authorized to suspend an activity involving animals if it determines that the activity is not being conducted in accordance with the description provided by the investigator and approved by the IACUC. *9 CFR 2.31(c)(8).* In the United Kingdom, a named individual (termed the Certificate holder) representing the governing authority of the laboratory has assumed overall responsibility for compliance with the terms and conditions of the Act. Duties include the appointment of Named Animal Care and Welfare Officers to be responsible for day-to-day care of the animals and Named Veterinary Surgeons to provide advice on animal health and welfare. Duties of the Certificate holder also include maintenance of an Ethical Review Process. An Animal Welfare Committee meets monthly to consider husbandry, environmental enrichment and compliance issues impacting on animal welfare and the potential for reduction and replacement of animal studies. The Animal Welfare Committee reports to the Certificate holder on these issues.

Since, as outlined above, the IACUC's in the Company's US and German laboratories, and the Animal Welfare Committee in the United Kingdom meet all of the requirements set forth in the Proponents proposal and each laboratory which engages in animal studies has a committee meeting these requirements as well as the more specific legal requirements, the Company has substantially implemented the Proponent's Proposal.

Based on the foregoing analysis, we respectfully request that the SEC confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 Proxy statement. We would be happy to provide you with additional information and

COVANCE.
THE DEVELOPMENT SERVICES COMPANY

answer any questions that you may have regarding this subject. If you have any questions, we would appreciate it if you could contact the undersigned at (609) 452-4495.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Ross A. Hyams

COVANCE

REPORT ON THE CREATION OF ENVIRONMENTAL ENCRICHMENT COMMITTEES TO ADDRESS AND PREVENT FURTHER VIOLATIONS OF THE ANIMAL WELFARE ACT

This resolution is sponsored by People for the Ethical Treatment of Animals ("PETA"), 501 Front St., Norfolk, VA 23510.

RESOLVED, that the shareholders request that the board issue a report on the feasibility of establishing environmental enrichment committees at the company's laboratories to foster quality standards of care for animals. The environmental enrichment committees would focus on: i) the needs of different species of animals; ii) available alternatives to painful experiments on animals; iii) the animals' psychological, social, and behavioral needs; and iv) regular reviews and evaluations of, and accountability for, the foregoing.

Supporting Statement

Our company conducts tests on animals as part of product-development services. Covance was cited by the U.S. Department of Agriculture in February 2006 for numerous violations of the federal Animal Welfare Act, including failure to provide socialization and enrichment to nonhuman primates.

Video footage filmed inside Covance's laboratories in Vienna, VA., documented that primates were subjected to gross physical and psychological abuse. A judge in the United Kingdom who saw the video asserted that it was "highly disturbing" and that the "rough manner in which animals [are] handled and the bleakness of the surroundings in which they are kept … even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[1]

The Animal Welfare Act requires testing facilities to ensure that "[p]rocedures involving animals will avoid or minimize discomfort, distress, and pain to the animals" and that "animals' living conditions will be appropriate for their species … and contribute to their health and comfort."[2]

A 2006 report published by the Federation of European Laboratory Animal Science Associations notes that "[a]nimals housed in unenriched laboratory animal housing often develop abnormal behaviour, such as stereotypies, excessive aggression or self-injurious behaviour and these are usually signs that the housing is not meeting the animals' needs."[3]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the company must. Accordingly, we urge the board to commit to promoting animal welfare through the establishment of environmental enrichment committees as an integral part of our company's corporate stewardship.

We urge shareholders to support this resolution.

---

[1]The case, captioned *Covance Laboratories Limited v. PETA Europe Limited*, was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. Covance sought to enjoin PETA Europe from showing the undercover video of the atrocities filmed in the Covance laboratory in Virginia. In addition to ruling in PETA Europe's favor, the court ordered Covance to pay PETA Europe £50,000 in costs and fees.

[2]U.S. Department of Agriculture Animal Welfare Information Center. 2003. Animal Welfare Act and regulations. Available at: http://www.nal.usda.gov/awic/legislat/usdaleg1.htm.

[3]Baumans V, Clausing P, Hubrecht R, Reber A, Vitale A, Wyffels E, Gyger M. 2006. Federation of European Laboratory Animal Science Associations (FELASA) Working Group standardization of enrichment working group report.

January 11, 2008

RECEIVED

2008 JAN 16 AM 10:59

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov CHIEF COUNSEL CORPORATION FINANCE

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: **COVANCE:** Shareholder Proposal of People for the Ethical Treatment of Animals seeking **Establishment of Environmental Enrichment Committees**

Ladies and Gentlemen:

This letter is filed in response to a no action letter dated December 28, 2007, submitted to the SEC by Covance ("Covance" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA relating to the establishment of environmental enrichment committees at Covance's laboratories in the United States and foreign countries

Covance claims that the resolution has been substantially implemented because it has an Institutional Animal Care and Use Committee ("IACUC") at each of its laboratories. For the reasons which follow, PETA will show that having an IACUC is a legal requirement without which Covance could not operate, and is neither a substitute for, nor the equivalent of, an environmental enrichment committee.

I. The Resolution Is Not Subject to Omission Under Rule 14a-8(i)(10)

The resolution reads as follows:

> **RESOLVED,** that the shareholders' request that the Board issue a report on the feasibility of establishing environmental enrichment[1] committees at the Company's laboratories to foster quality standards of care for animals.

[1] Environmental enrichment means attending to species-specific psychological and behavioral needs. In the case of primates, this would mean socialization and provision of engaging toys, foraging boards, diverse food choices and treats, and group housing where appropriate. The image we have all seen of a single primate housed in a small, barren cage endlessly rocking back and forth is the consequence of complete deprivation of environmental enrichment.

The environmental enrichment committees would focus on: i) the needs of different species of animals, ii) available alternatives to painful experiments on animals, iii) the animals' psychological, social and behavioral needs, and iv) regular reviews and evaluations of, and accountability for, the foregoing.

position is without merit for the following In its no action letter Covance contends that compliance with the Animal Welfare Act and having an IACUC are tantamount to having substantially implemented the resolution. The Company's reasons.

First, Covance is legally required to have an IACUC. Having an IACUC is not doing anything special or above and beyond. On the contrary, without an IACUC Covance would be in violation of the law and would be prohibited from performing any experimentation on animals.

Second, the Animal Welfare Act, as with the IACUC, is a law with which Covance is legally required to abide or risk sanctions by the USDA including citations, monetary fines and penalties, and termination of its operating license. It is noteworthy that Covance *has* been cited for violations of the Act and subjected to fines by the USDA. The USDA has specifically cited Covance for its failure to provide adequate environmental enrichment to primates in its care as well as for failure to exercise dogs. Accordingly, Covance's IACUC has failed to ensure species-specific enrichments for animals.

Third, the only regulations in the Animal Welfare Act addressing environmental enrichment apply exclusively to non-human primates and dogs. The Animal Welfare Act does not extend to the behavioral needs of any other species. Since the overwhelming majority of animals used in experiments are not dogs and primates, even 100% compliance with the Act leaves most animals in want of enrichment measures.[2]

Fourth, and most telling, is what an undercover investigation of Covance's Vienna, VA laboratory revealed.[3] Apart from the gross physical abuses captured on videotape, the film documented a stark and visible lack of environmental enrichment for primates. Many of the primates were singly housed in small barren cages, and exhibited extreme stress and stereotypic behaviors in some cases. And yet, Covance had a policy for enrichment on paper, that was systematically ignored.

---

[2] The Animal Welfare Act excludes from its protections all mice, rats and birds, which constitute the majority of animals used in research and experiments.

[3] Video footage filmed inside Covance's laboratories in Vienna, Virginia, documented primates being subjected to gross physical and psychological abuse. A judge in the United Kingdom who saw the video asserted that it was "highly disturbing" and that the "rough manner in which animals are handled and the bleakness of the surroundings in which they are kept … even to a viewer with no particular interest in animal welfare, at least cry out for explanation." The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. Covance sought to enjoin PETA from showing the undercover video of the atrocities filmed in the Covance laboratory in VA. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

An environmental enrichment committee is charged with keeping abreast of the latest research on enrichment strategies, determining what strategies will be used by the lab, *implementing* the strategies, and *observing, documenting and evaluating* the behavior of the animals following the implementation of the strategy. Even with an IACUC and purported compliance with the Animal Welfare Act, Covance is not doing what an environmental enrichment committee would be charged with accomplishing.

Lastly, Covance points to the *Guide to the Use and Care of Laboratory Animals* published by the National Research Council, for the proposition that it extends to all vertebrates and contains some language about meeting the behavioral needs of these animals. However, the *Guide* is exactly that – a guide. The facts speak louder than the words of the *Guide*, the actions of Covance's IACUCs, or its failure to comply with the Animal Welfare Act. If Covance were observing all of the statutes, rules and regulations that apply to its operations, it would not have been subjected to USDA citations.

For the foregoing reasons, we respectfully urge the Staff to issue a non-concurrence on Covance's no action petition.

Very truly yours,

Susan L. Hall
Counsel

cc: Ross A. Hyams (via e-mail at rosshyams@covance.com)

COVANCE.
THE DEVELOPMENT SERVICES COMPANY

Ross A. Hyams
Associate General Counsel
and Assistant Secretary
ross.hyams@covance.com

Covance Inc.
210 Carnegie Center
Princeton, New Jersey
08540-6233
Tel: 609/452-4495
Fax: 609/452-9865

VIA FEDERAL EXPRESS AND EMAIL

January 14, 2008

RECEIVED
2008 JAN 15 AM 11:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Covance Inc. (File No.: 1-12213)
Stockholder Proposal re Creation of Environmental Enrichment Committees

Ladies and Gentlemen:

On behalf of Covance Inc., a Delaware corporation (the "Company"), we are writing in response to PETA's letter dated January 11, 2008 in opposition to our request to exclude the above referenced proposal from our proxy materials pursuant to Rule 14a-8(f) as promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended, due to the fact the Company has substantially implemented the Proposal.

PETA's Proposal requests that the Board issue a report on "the feasibility of establishing environmental enrichment committees at the Company's laboratories to foster quality standards of care for animals. The environmental enrichment committees would focus on: i) the needs of different species of animals; ii) available alternatives to painful experiments on animals; iii) the animals' psychological social and behavioral needs; and iv) regular reviews and evaluations of, and accountability for, the foregoing."

PETA's opposition to our letter is based on three arguments: (i) our environmental enrichment committees are required by law, (ii) the Animal Welfare Act applies exclusively to dogs and primates, and (iii) PETA (erroneously) does not believe that our committees function effectively.

The fact that Covance's Institutional Animal Care and Use Committees ("IACUCs") are required by law, which we clearly indicated in our no action request, not only does not detract from our position that we have substantially implemented the proposal, it supports it. The law requires, as detailed in the no action request, that the committees focus on the

COVANCE
THE DEVELOPMENT SERVICES COMPANY

each of areas set forth in PETA's proposal and in complying with the law the committees do focus on those areas. We note that PETA does not seem to dispute that they are required to do so.

The Animal Welfare Act's focus on dogs and primates is also irrelevant. Covance's IACUC's and our United Kingdom laboratory's Animals Welfare Committees are responsible for reviewing protocols involving and ensuring the welfare of animals of any species, dog, primate or otherwise. They thus meet the requirements of PETA's proposal.

Lastly PETA's incorrect belief that Covance's IACUC's are ineffective also has no bearing on whether Covance has implemented the Proposal. While we could go on at length in detailing the inaccuracies and distortions in PETA's letter we will point out only that their proposal requires the consideration of the establishment of committees that focus on the three areas detailed in the proposal. Covance has not only considered the establishment of such committees, it has formed and operates them.

We therefore respectfully request that the SEC confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2008 Proxy statement.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

Ross A. Hyams

cc: PETA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Covance Inc.
Incoming letter dated December 28, 2007

The proposal requests that the board issue a report on the feasibility of establishing environmental enrichment committees at the company's laboratories to foster quality standards of care for animals.

There appears to be some basis for your review the Covance may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Covance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

END